UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

MAGELLAN HEALTH SERVICES, INC.

(Name of Issuer)

Ordinary Common Stock, $0.01 Par Value

(Title of Class of Securities)

559079207

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, 44th Floor

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 559079207

1	NAMES OF REPORTING PERSONS. Shamrock Activist Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,293,871 Ordinary Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,293,871 Ordinary Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,293,871 Ordinary Common Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.18%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 559079207

1	NAMES OF REPORTING PERSONS. Shamrock Activist Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 257,941 Ordinary Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 257,941 Ordinary Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 257,941 Ordinary Common Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.64%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 559079207

1	NAMES OF REPORTING PERSONS. Shamrock Activist Value Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 73,814 Ordinary Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 73,814 Ordinary Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,814 Ordinary Common Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.18%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 559079207

1	NAMES OF REPORTING PERSONS. Shamrock Activist Value Fund GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,625,626 Ordinary Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,625,626 Ordinary Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,625,626 Ordinary Common Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.00%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 559079207

1	NAMES OF REPORTING PERSONS. Shamrock Partners Activist Value Fund, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,625,626 Ordinary Common Shares*
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 1,625,626 Ordinary Common Shares*
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,625,626 Ordinary Common Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.00%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof

INTRODUCTION

This statement amends the Schedule 13D, dated March 13, 2008 (the “Original Schedule 13D”), filed by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund II, L.P., a Virginia limited partnership (“SAVF II”), Shamrock Activist Value Fund III, L.P., a Delaware limited partnership (“SAVF III” and, together with SAVF and SAVF II, “Shamrock Activist Value Fund”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”), and Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company (“Shamrock Partners” and, collectively with SAVF, SAVF II, SAVF III and the General Partner, the “Reporting Persons”) with respect to the Ordinary Common Stock, $0.01 par value per share (“Ordinary Common Shares”), of Magellan Health Services, Inc. (the “Company”). Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings set forth in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.

The number of Ordinary Common Shares reported as owned by SAVF, SAVF II and SAVF III in the Original Schedule 13D should have been 1,543,817 Ordinary Common Shares, 500,123 Ordinary Common Shares and 88,486 Ordinary Common Shares, respectively. The percentages of the outstanding Ordinary Common Shares reported as owned by SAVF, SAVF II and SAVF III in the Original Schedule 13D should have been 3.83%, 1.24% and 0.22%, respectively. The aggregate number of Ordinary Common Shares and the aggregate percentage of the outstanding Ordinary Common Shares reported as owned by Shamrock Activist Value Fund in the Original Schedule 13D were correct.

1. ITEM 2 OF THE ORIGINAL SCHEDULE 13D IS HEREBY AMENDED AS FOLLOWS:

ITEM 2.	Identity and Background.

The following information is hereby added to Item 2 of the Original Schedule 13D:

(a)-(c):

Name	Principal Occupation Or Employment
Dennis A. Johnson	Managing Director of SCA; Vice President of Shamrock Partners.

Mr. Johnson’s business address is: 4444 W. Lakeside Drive, Burbank, California 91505.

(d)-(e) Mr. Johnson has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Johnson is a citizen of the United States.

2. ITEM 3 OF THE ORIGINAL SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 3.	Source and Amount of Funds or Other Consideration.

The total amount of funds used by SAVF to purchase the 174,224 Ordinary Common Shares acquired by it after March 13, 2008 (the date of the Original Schedule 13D) was $6,879,902 (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF.

The total amount of funds used by SAVF II to purchase the 12,452 Ordinary Common Shares acquired by it after March 13, 2008 (the date of the Original Schedule 13D) was $491,581 (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF II.

The total amount of funds used by SAVF III to purchase the 9,524 Ordinary Common Shares acquired by it after March 13, 2008 (the date of the Original Schedule 13D) was $376,764 (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF III.

3. ITEM 4 OF THE ORIGINAL SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 4.	Purpose of Transaction.

Shamrock Activist Value Fund has disposed of an aggregate of 703,000 Ordinary Common Shares since the date of the Original Schedule 13D. As a result of such dispositions, Shamrock Activist Value Fund now has beneficial ownership of 1,625,626 Ordinary Common Shares, representing approximately 4.00% of the issued and outstanding Ordinary Common Shares.

4. ITEM 5 OF THE ORIGINAL SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 5.	Interests in Securities of the Issuer.

(a), (b) SAVF, SAVF II and SAVF III are controlled by the General Partner. As a result, each of SAVF, SAVF II and SAVF III may be deemed members of a group and may be deemed to beneficially own for purposes of Section 13(d) the shares beneficially owned for such purposes by the others.

SAVF is the owner of 1,293,871 Ordinary Common Shares, which represents approximately 3.18% of the issued and outstanding Ordinary Common Shares. SAVF II is the owner of 257,941 Ordinary Common Shares, which represents approximately 0.64% of the issued and outstanding Ordinary Common Shares. SAVF III is the owner of 73,814 Ordinary Common Shares, which represents approximately 0.18% of the issued and outstanding Ordinary Common Shares. Accordingly, Shamrock Activist Value Fund owns in the aggregate 1,625,626 Ordinary Common Shares, which represents approximately 4.00% of the issued and outstanding Ordinary Common Shares.

As the general partner of each of SAVF, SAVF II and SAVF III, the General Partner may be deemed to beneficially own the 1,625,626 Ordinary Common Shares owned by Shamrock Activist Value Fund, constituting approximately 4.00% of the issued and outstanding Ordinary Common Shares. As the managing member of the General Partner, Shamrock Partners may be deemed to beneficially own the 1,625,626 Ordinary Common Shares owned by Shamrock Activist Value Fund, constituting approximately 4.00% of the issued and outstanding Ordinary Common Shares. Shamrock Partners has sole voting and dispositive power with respect to the 1,625,626 Ordinary Common Shares owned by Shamrock Activist Value Fund by virtue of its authority to vote and dispose of such Ordinary Common Shares. Finally, each of the controlling persons of Shamrock Partners may be deemed to beneficially own the 1,625,626 Ordinary Common Shares owned by Shamrock Activist Value Fund, pursuant to Rule 13d-3 of the Act. Those controlling persons are identified in response to Item 2, reported above and as previously filed.

The percentage of ownership figures set forth in this response to Items 5(a) and 5(b) assumes that 40,630,451 Ordinary Common Shares were outstanding as of September 9, 2008, based on the information contained in the Company’s Form 10-Q filed with the United States Securities and Exchange Commission on July 31, 2008.

(c) During the last 60 days, SAVF II disposed of Ordinary Common Shares on such dates, in such amounts and at such per share prices (excluding brokerage fees) as follows:

SAVF II

Date	Number of Ordinary Common Shares Sold	Price Per Ordinary Common Shares in $US*	Total Sale Price
09/09/08	64,000	$44.3912	$2,841,037
09/10/08	64,000	$44.1919	$2,828,282

Total	128,000		$5,669,319

*	Excludes Brokerage Commissions

All such transactions were effected in the open market on The Nasdaq Stock Market.

Except as set forth above, none of the Reporting Persons beneficially owns any Ordinary Common Shares or has effected any transactions in Ordinary Common Shares during the last 60 days.

(d) Not applicable.

(e) On May 5, 2008, SAVF, SAVF II and SAVF III ceased to be the beneficial owners of more than 5% of the issued and outstanding Ordinary Common Shares of the Company. As a result, the reporting obligations of the Reporting Persons with respect to the Ordinary Common Shares pursuant to Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder have terminated.

5. ITEM 7 OF THE ORIGINAL SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 7.	Material to be Filed as Exhibits.

Exhibit	Document
Exhibit 3 —	Joint Filing Agreement, dated March 13, 2008, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2008

SHAMROCK ACTIVIST VALUE FUND, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name:	Dennis A. Johnson
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND II, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name:	Dennis A. Johnson
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND III, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name:	Dennis A. Johnson
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name:	Dennis A. Johnson
Title:	Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Dennis A. Johnson
Name:	Dennis A. Johnson
Title:	Vice President

Exhibit Index

Exhibit	Document
Exhibit 3 —	Joint Filing Agreement, dated March 13, 2008, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.